EXHIBIT 1 — Controls and Procedures

Disclosure controls and procedures

Based on their evaluation, as of a date (the “Evaluation Date”) within 90 days prior to the filing date of the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended January 31, 2003, as filed under cover of a Form 6-K with the Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of the Bank have concluded that the Bank’s disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934) are effective.

Internal controls

There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date, including any corrective actions with regard to significant deficiencies and material weaknesses.